UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

FREMONT MICHIGAN INSURACORP, INC.
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

357365105
(CUSIP Number)

Sardar Biglari
c/o Biglari Holdings Inc.
175 East Houston Street, Suite 1300
San Antonio, Texas  78205
(317) 633-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with copies to:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York  10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 357365105

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 172,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 172,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 357365105

1	NAME OF REPORTING PERSON Biglari Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 172,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 172,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 357365105

AMENDMENT NO. 2 TO SCHEDULE 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  Such Schedule 13D is hereby amended as follows:

ITEM 2.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by Biglari Holdings Inc., an Indiana corporation (“BH”), and Sardar Biglari.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

BH is a diversified holding company.  Sardar Biglari is the Chairman and Chief Executive Officer of BH and has been delegated investment discretion over the securities owned by BH.  Consequently, Sardar Biglari may be deemed to beneficially own the Shares directly owned by BH.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of BH.

(b) The principal business address of BH is 175 East Houston Street, Suite 1300, San Antonio, Texas 78205.  The principal business address of Sardar Biglari is 9311 San Pedro Avenue, Suite 1440, San Antonio, Texas 78216.

(c) The principal business of BH is a diversified holding company.  The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of BH.

 (d) No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BH is an Indiana corporation.  Sardar Biglari is a citizen of the United States of America.  Each person listed on Schedule A annexed hereto is a citizen of the United States of America.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

On April 30, 2010, BH issued a press release announcing that it would withhold its vote for the Issuer’s director nominees at the Issuer’s annual meeting of shareholders scheduled to be held on May 13, 2010.

CUSIP NO. 357365105

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(b) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 1,749,608 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on April 23, 2010.

As of the close of business on April 30, 2010, BH beneficially owned 172,500 Shares, constituting approximately 9.9% of the Shares outstanding.  By virtue of his relationships with BH discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares directly owned by BH.

By virtue of his relationships with BH discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares beneficially owned by BH.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On May 4, 2010, the Reporting Persons entered into a Joint Filing Agreement  (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement, dated May 4, 2010, between Sardar Biglari and Biglari Holdings Inc.

99.2	Press release of Biglari Holdings Inc. dated April 30, 2010.

CUSIP NO. 357365105

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 4, 2010
(Date)

/s/ Sardar Biglari
Sardar Biglari

BIGLARI HOLDINGS INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

CUSIP NO. 357365105

SCHEDULE A

Directors and Executive Officers of Biglari Holdings Inc.

Name and Position	Present Occupation	Principal Business Address
Sardar Biglari Chairman of the Board, President and Chief Executive Officer	Chairman and Chief Executive Officer of Biglari Holdings Inc., Western Sizzlin Corporation and Biglari Capital Corp., the general partner to The Lion Fund, L.P., a private investment fund	9311 San Pedro Avenue, Suite 1440 San Antonio, TX 78216

Philip L. Cooley Ph.D. Vice Chairman of the Board of Directors	Prassel Distinguished Professor of Business at Trinity University in San Antonio, Texas	c/o Trinity University One Trinity Place San Antonio, TX 78216

John W. Ryan Director	Private Investor Director of Biglari Holdings Inc.	c/o Biglari Holdings Inc. 175 East Houston Street, Suite 1300 San Antonio, TX 78205

Ruth J. Person Director	Chancellor and Professor of Management, University of Michigan – Flint	303 E. Kearsley Street 221 University Pavilion Flint, MI 48502

William J. Regan, Jr. Director	Private Investor and Director of Biglari Holdings Inc.	c/o Biglari Holdings Inc. 175 East Houston Street, Suite 1300 San Antonio, TX 78205

Duane Geiger Vice President, Interim Chief Financial Officer and Controller	Vice President, Interim Chief Financial Officer and Controller of Biglari Holdings Inc.	c/o Biglari Holdings Inc. 175 East Houston Street, Suite 1300 San Antonio, TX 78205